UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2018

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

3rd Quarter Results dated 24 October 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 24, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC
Q3 2018 Results Announcement

30 September 2018

Performance Highlights

Strong financial performance with Group return on tangible equity of 11.1% and earnings per share of 21.6p for the nine months, excluding litigation and conduct charges

● Returns1:
● Group return on tangible equity (RoTE) of 11.1%, with profit before tax up 23% to £5.3bn, and double digit returns in both Barclays UK and Barclays International
● Remain on track to achieve Group RoTE targets of greater than 9% in 2019 and greater than 10% in 2020

● Cost efficiency1:
● Group operating expenses decreased 3% to £10.0bn, driving an improved cost: income ratio of 62% (Q317 YTD: 64%)
● Remain on track for Group operating expenses in the region of £13.9bn in 2018, and guidance of £13.6-13.9bn in 2019. Targeting a cost: income ratio of below 60% over time

● Capital and dividends:
● Common equity tier 1 (CET1) ratio was 13.2% (December 2017: 13.3%), at the end-state target of c.13%, principally reflecting organic capital generation from profits offset by a c.65bps impact from litigation and conduct charges and c.40bps from dividends paid and foreseen
● Following regulatory approval, proceeding with the redemption of the $2.65bn 8.125% Series 5 Non-Cumulative Callable Dollar Preference Shares and $2bn 8.25% Additional Tier 1 (AT1) securities, to be effected on 15 December 2018. This will result in a pro-forma decrease of 33bps to the 30 September 2018 CET1 ratio, but an ongoing earnings benefit
● Intention to pay a dividend of 6.5p per share for 2018, subject to regulatory approvals. Interim dividend of 2.5p per share paid in Q318

●
Barclays Group profit before tax was £3,120m (Q317 YTD: £3,448m), which included litigation and conduct charges of £2.1bn (Q317 YTD: £0.8bn) principally related to a £1.4bn settlement with the US Department of Justice (DoJ) with regard to Residential Mortgage-Backed Securities (RMBS) and charges of £400m (Q317 YTD: £700m) due to Payment Protection Insurance (PPI) in Q118

●
Excluding litigation and conduct charges, Group profit before tax increased 23% to £5,267m despite the adverse effect of the 5% depreciation of average USD against GBP. This increase in profit before tax was driven by a 53% improvement in credit impairment charges, primarily reflecting improved consensus-based macroeconomic forecasts in the UK and US, single name recoveries in wholesale banking and portfolio adjustments as IFRS 9 continues to embed, and a 3% reduction in operating expenses

●
Barclays UK profit before tax increased to £1,566m (Q317 YTD: £1,295m). Excluding litigation and conduct, profit before tax increased 2% to £2,034m reflecting a 12% reduction in impairment charges and stable income, partially offset by a 2% increase in operating expenses reflecting continued investment in digitisation. RoTE was 18.9% (Q317 YTD: 19.8%) excluding litigation and conduct

●
Barclays International profit before tax increased to £3,560m (Q317 YTD: £3,269m), driven by a 73% decrease in credit impairment charges, while income declined 2%, mainly due to prior year one-offs in Consumer, Cards and Payments. RoTE excluding litigation and conduct was 11.6% (Q317 YTD: 10.1%), reflecting improved returns in both the Corporate and Investment Bank (CIB) and Consumer, Cards and Payments of 9.7% and 21.7% (Q317 YTD: 8.4% and 19.4%) respectively

●
Attributable profit was £1,470m (Q317 YTD: loss of £628m) and basic earnings per share was 9.4p (Q317 YTD: loss per share of 3.0p). Excluding litigation and conduct, earnings per share was 21.6p (Q317 YTD: 1.7p)

●
Tangible net asset value (TNAV) per share was 260p (December 2017: 276p) as 21.6p of earnings per share, excluding litigation and conduct, was more than offset by 4.5p per share paid in dividends, the impact of the implementation of IFRS 9 and litigation and conduct charges. TNAV per share increased 1p in the quarter

●
The CET1 ratio was 13.2% (December 2017: 13.3%), principally reflecting capital generation from profits offset by a c.65bps impact from litigation and conduct charges and c.40bps from dividends paid and foreseen. The CET1 ratio increased 20bps in the quarter from 13.0% at June 2018

1	Excluding litigation and conduct, with returns targets based on a Barclays Group CET1 ratio of c.13%.

James E Staley, Group Chief Executive Officer, said:

“I am pleased to report another quarter which demonstrates that we are firmly on track to produce improved returns for shareholders as our strategy continues to deliver.

Our Group RoTE for the nine months of 11.1%, and 10.2% in the third quarter, excluding litigation and conduct, demonstrates we are well placed to meet our targets of a greater than 9% Group RoTE for 2019, and greater than 10% for 2020, based on a CET1 ratio of c.13%.

Earnings per share (EPS) of 6.6p, delivered in this quarter brings our year-to-date EPS to 21.6p excluding litigation and conduct. Year to date profits before tax, excluding litigation and conduct, increased 23% to £5.3bn, and in the quarter, Group PBT increased 32% to £1.6bn. Both Barclays UK and Barclays International delivered double digit returns for the nine months.

During the third quarter our Corporate and Investment bank outperformed peers again in Markets, with a 19% increase in income, and, in Banking, while we saw a dip in income, we have seen strong completion activity in October. Barclays was advisor on three of the largest M&A transactions executed in the period. Barclays UK PBT, excluding litigation and conduct, grew 18% in Q3 to £794m, on revenues up 2% to £1.9bn compared with last year, resulting in positive jaws of 1%.

Having completed the restructuring of Barclays in 2017, our transatlantic consumer and wholesale bank is now delivering. We are prudently managing risk and our balance sheet, and benefitting from our diversified model with earnings resilience.

Our performance means we are also able to maintain a strong capital position, posting a 13.2% CET1 ratio as at the end of September, as well as investing in growth for the future.

It remains our intention to pay a dividend for 2018 of 6.5p, and I am particularly pleased that the Prudential Regulatory Authority has granted us permission to call the outstanding retail dollar preference shares dating from 2008. This will drive a reduction in financing costs and further demonstrates confidence in the strength of our capital position today, as well as our capital generating capacity going forward.

In spite of macro-economic uncertainty, and particularly concerns over Brexit which weigh heavily on market sentiment, 2018 is proving to be a year of delivery on our strategy at Barclays. We remain focussed on generating improved returns, and on distributing a greater proportion of excess capital to shareholders over time.”

James E Staley, Group Chief Executive Officer

Barclays Group results
for the nine months ended	30.09.18	30.09.17
	£m	£m	% Change
Total income	16,063	16,054	-
Credit impairment charges and other provisions	(825)	(1,763)	53
Net operating income	15,238	14,291	7
Operating expenses excluding litigation and conduct	(10,003)	(10,263)	3
Litigation and conduct1	(2,147)	(824)
Operating expenses	(12,150)	(11,087)	(10)
Other net income	32	244	(87)
Profit before tax	3,120	3,448	(10)
Tax charge	(977)	(1,102)	11
Profit after tax in respect of continuing operations	2,143	2,346	(9)
Loss after tax in respect of discontinued operation	-	(2,195)
Non-controlling interests in respect of continuing operations	(151)	(181)	17
Non-controlling interests in respect of discontinued operation	-	(140)
Other equity instrument holders2	(522)	(458)	(14)
Attributable profit/(loss)	1,470	(628)

Performance measures
Return on average tangible shareholders' equity2	4.9%	(1.4%)
Average tangible shareholders' equity (£bn)	44.1	49.2
Cost: income ratio	76%	69%
Loan loss rate (bps)	33	55
Basic earnings/(loss) per share2	9.4p	(3.0p)
Dividend per share	2.5p	1.0p

Performance measures excluding litigation and conduct1			% Change
Profit before tax	5,267	4,272	23
Attributable profit	3,544	171
Return on average tangible shareholders' equity2	11.1%	0.8%
Cost: income ratio	62%	64%
Basic earnings per share2	21.6p	1.7p

	As at 30.09.18	As at 31.12.17	As at 30.09.17
Balance sheet and capital management3	£bn	£bn	£bn
Tangible net asset value per share	260p	276p	281p
Common equity tier 1 ratio4	13.2%	13.3%	13.1%
Common equity tier 1 capital	41.7	41.6	42.3
Risk weighted assets	316.2	313.0	324.3
Average UK leverage ratio	4.6%	4.9%	4.9%
Average tier 1 capital	51.8	51.2	51.2
Average UK leverage exposure	1,119	1,045	1,035

Funding and liquidity
Group liquidity pool	213	220	216
CRD IV liquidity coverage ratio	161%	154%	157%
Loan: deposit ratio	83%	81%	80%

1	Refer to pages 38 to 46 for further information and calculations of performance measures excluding litigation and conduct.
2
The profit after tax attributable to other equity instrument holders of £522m (Q317 YTD: £458m) is offset by a tax credit recorded in reserves of £141m (Q317 YTD: £125m). The net amount of £381m (Q317 YTD: £333m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

3	Capital, RWAs and leverage measures are calculated applying the transitional arrangements of the Capital Requirements Regulation (CRR). This includes IFRS 9 transitional arrangements.
4	The fully loaded CET1 ratio was 12.8%, with £40.5bn of CET1 capital and £316bn of RWAs, calculated without applying the transitional arrangements of the CRR.

Group Finance Director’s Review

Results in the first nine months of the year were encouraging, with a Group return on tangible equity of 11.1% driven by double digit returns in both Barclays UK and Barclays International, and improved Group earnings per share of 21.6p, excluding litigation and conduct. Profit before tax increased 23% driven by a 53% improvement in credit impairment charges, primarily reflecting improved consensus-based macroeconomic forecasts and single name recoveries. Stable income and a reduction in operating expenses drove positive jaws and an improved cost: income ratio of 62%, excluding litigation and conduct.

The CET1 ratio of 13.2% is at the end-state target, and Barclays reiterates its intention to pay a total dividend of 6.5p for 2018, subject to regulatory approvals, having paid an interim dividend of 2.5p. Barclays remains confident of achieving its returns and cost targets.

Group performance

●
Profit before tax was £3,120m (Q317 YTD: £3,448m). Excluding litigation and conduct charges, profit before tax increased 23% to £5,267m driven by a 53% improvement in credit impairment charges and a 3% reduction in operating expenses. The 5% depreciation of average USD against GBP adversely impacted profits and income, and positively impacted credit impairment charges and operating expenses

●
Total income was £16,063m (Q317 YTD: £16,054m). Barclays UK income was stable, while Barclays International income declined 2% reflecting stable income in CIB and a 7% reduction in Consumer, Cards and Payments, primarily due to prior year one-off gains as a result of management de-risking actions. Head Office income was a net expense of £262m (Q317 YTD: income of £8m), and the Group benefited from the non-recurrence of negative income associated with the former Non-Core division, which was closed on 1 July 2017

●
Credit impairment charges decreased 53% to £825m primarily due to improved consensus-based macroeconomic forecasts in the UK and US, single name recoveries in wholesale banking, portfolio adjustments as IFRS 9 continues to embed, and the impact of repositioning the US cards portfolio towards a lower risk mix. The Barclays Group loan loss rate was 33bps (Q317 YTD: 55bps)

●
Barclays adopted IFRS 9, Financial Instruments from 1 January 2018, requiring the recognition of impairment earlier in the lifecycle of a product having considered forward-looking information. As experienced in the year to date, the impairment measurement and resulting charge has been more volatile in response to the impacts from an improved consensus-based macroeconomic outlook, higher than expected seasonality and single name recoveries. These impacts are not expected to repeat in a stable economic and credit environment. In addition, the year to date impairment charge included a non-recurring reduction from portfolio adjustments as IFRS 9 continues to be embedded within our business as usual process and controls including the performance of impairment models

●
Operating expenses of £12,150m (Q317 YTD: £11,087m) included litigation and conduct charges of £2,147m (Q317 YTD: £824m), excluding which, operating expenses reduced to £10,003m (Q317 YTD: £10,263m). This 3% reduction reflected the non-recurrence of costs associated with the former Non-Core division, while costs increased 2% in Barclays UK and were stable in Barclays International primarily due to investments in businesses and digitising the bank. The cost: income ratio, excluding litigation and conduct, reduced to 62% (Q317 YTD: 64%)

●	Other net income declined to £32m (Q317 YTD: £244m) primarily reflecting the non-recurrence of gains on the sales of Barclays’ share in VocaLink and a joint venture in Japan in Q217
●
The effective tax rate was 31.3% (Q317 YTD: 32.0%). Excluding litigation and conduct, the underlying effective tax rate was 20.0% (Q317 YTD: 26.4%), with the year-on-year reduction primarily due to the reduction in the US federal corporate income tax rate under the US Tax Cuts and Jobs Act and the beneficial impact of adjustments to prior periods recognised in 2018. The Group’s underlying effective rate for the full year 2018 and future periods is expected to be in the mid-20 percents

●	RoTE was 11.1% (Q317 YTD: 0.8%) and earnings per share was 21.6p (Q317 YTD: 1.7p), excluding litigation and conduct
●
TNAV per share was 260p (December 2017: 276p) as 21.6p of earnings per share, excluding litigation and conduct, was more than offset by 4.5p per share paid in dividends, the impact of the implementation of IFRS 9 and litigation and conduct charges in Q118. TNAV per share increased 1p in the quarter

Barclays UK

●	RoTE excluding litigation and conduct decreased to 18.9% (Q317 YTD: 19.8%). Including PPI charges of £400m (Q317 YTD: £700m) RoTE was 12.7% (Q317 YTD: 9.4%)
●	Total income was stable at £5,520m (Q317 YTD: £5,513m)
–
Personal Banking income decreased 3% to £3,008m reflecting the non-recurrence of a valuation gain on Barclays’ preference shares in Visa Inc. in Q117 and the realignment of clients from Barclays UK to Barclays International as part of structural reform

	–	Barclaycard Consumer UK income increased 3% to £1,582m
–
Business Banking income increased 5% to £930m driven by the realignment of clients from Barclays International to Barclays UK, as part of structural reform, partially offset by the non-recurrence of the Visa gain

	–	Net interest margin decreased 31bps to 3.24% reflecting the integration of the Education, Social Housing and Local Authority (ESHLA) portfolio and margin pressure
●
Credit impairment charges decreased 12% to £530m due to improved consensus-based macroeconomic forecasts, partially offset by one-off charges in Business Banking. The 30 and 90 day arrears rates in UK cards remained stable at 1.8% (Q317: 1.8%) and 0.9% (Q317: 0.9%) respectively

●
Operating expenses excluding litigation and conduct increased 2% to £2,961m as continued investment in digitising the bank and inflationary pressures were partially offset by lower costs of setting up the ring-fenced bank and cost efficiencies. The cost: income ratio excluding litigation and conduct was 54% (Q317 YTD: 53%)

●	RoTE excluding litigation and conduct decreased to 18.9% (Q317 YTD: 19.8%) driven by the integration of the ESHLA portfolio, partially offset by an increase in profit before tax of 2% to £2,034m
●	RWAs increased to £74.8bn (December 2017: £70.9bn) primarily due to regulatory methodology changes for the ESHLA portfolio and growth in the mortgage book

Barclays International

●
Profit before tax excluding litigation and conduct increased 11% to £3,654m resulting in a double digit RoTE of 11.6% (Q317 YTD: 10.1%), reflecting improved returns in both CIB, and Consumer, Cards and Payments of 9.7% and 21.7% (Q317 YTD: 8.4% and 19.4%) respectively

●	The 5% depreciation of average USD against GBP adversely impacted profits and income, and positively impacted credit impairment charges and operating expenses
●	Total income decreased 2% to £10,805m
	–	CIB income was stable at £7,614m (Q317 YTD: £7,626m) as a 12% increase in Markets income to £3,955m was offset by a 7% decrease in Banking income to £3,756m
		–	FICC income increased 1% to £2,293m as continued strong performance in foreign exchange was offset by a decline in credit income
		–	Equities income increased 31% to £1,662m reflecting an improved performance in derivatives from increased client activity and a continued strong performance in equity financing
		–	Banking fee income decreased 5% to £1,906m, following a strong Q317 YTD. Banking global fee share for Q318 YTD increased since FY17
–
Corporate lending income declined 23% to £635m driven by lower lending balances, including the redeployment of RWAs within CIB, and the realignment of clients between Barclays UK and Barclays International as part of structural reform

–
Transaction banking income was stable at £1,215m (Q317 YTD: £1,221m) as growth in deposits and transactions was offset by the impact of the realignment of clients between Barclays UK and Barclays International as part of structural reform

–
Consumer, Cards and Payments income decreased 7% to £3,191m driven by the non-recurrence of a £192m gain relating to an asset sale in US cards in Q117, a £74m valuation gain on Barclays’ preference shares in Visa Inc. in Q117 and a negative £41m revaluation of the same shares in Q318, partially offset by continued underlying growth in US cards and a £53m gain on sale of a US cards portfolio in Q218

●	Credit impairment charges decreased 73% to £304m including portfolio adjustments as IFRS 9 continues to embed
	–	CIB credit impairment charges decreased to a release of £185m (Q317 YTD: charge of £86m) primarily due to single name recoveries and improved consensus-based macroeconomic forecasts
–
Consumer, Cards and Payments credit impairment charges decreased 53% to £489m reflecting the non-recurrence of a £168m charge in Q317 relating to deferred consideration from the Q117 asset sale in US cards, improved consensus-based macroeconomic forecasts in the US, the impact of repositioning the US cards portfolio towards a lower risk mix and repayment of certain US card balances following higher than expected seasonality in Q218

●	Operating expenses increased 1% to £6,977m
–
CIB operating expenses decreased 1% to £5,303m reflecting the reduction of structural reform costs, and the reduced impact of the change in compensation awards introduced in Q416, offset by continued investment

–
Consumer, Cards and Payments operating expenses increased 8% to £1,674m. Excluding litigation and conduct operating expenses increased 5% to £1,625m including continued growth and investment, primarily within the US cards and merchant acquiring businesses

●
Other net income decreased to £36m (Q317 YTD: £233m) due to the non-recurrence of a gain of £109m on the sale of Barclays’ share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan in Q217

●	RWAs increased to £214.6bn (December 2017: £210.3bn) driven by the appreciation of period end USD against GBP and increased lending in Consumer, Cards and Payments

Head Office

●
Loss before tax was £2,006m (Q317 YTD: £469m) driven by litigation and conduct charges of £1,585m (Q317 YTD: £76m) primarily related to the £1.4bn settlement with the US DoJ relating to RMBS. Excluding litigation and conduct, loss before tax was £421m (Q317 YTD: £393m)

●
Total income reduced to an expense of £262m (Q317 YTD: income of £8m) reflecting certain legacy capital instrument funding costs of £263m now charged to Head Office, hedge accounting and an increased net expense from treasury operations. This was partially offset by a one-off gain of £155m from the settlement of receivables relating to the Lehman Brothers acquisition

●	Operating expenses excluding litigation and conduct reduced to £159m (Q317 YTD: £201m) driven by lower costs associated with legacy Non-Core assets and businesses, which were integrated on 1 July 2017
●
Other net expenses were £9m (Q317 YTD: £186m) due to the non-recurrence of a £180m expense in Q217 on the recycling of the currency translation reserve to the income statement on the sale of Barclays Bank Egypt

●	RWAs decreased to £26.8bn (December 2017: £31.8bn) reflecting the net reduction due to Barclays Africa Group Limited (BAGL) regulatory deconsolidation

Group capital and leverage

●	Barclays’ CET1 ratio decreased to 13.2% (December 2017: 13.3%) due to an increase in RWAs of £3.2bn to £316.2bn whilst CET1 capital increased by £0.1bn to £41.7bn
●
The increase in RWAs reflected appreciation of period end USD against GBP, increased lending in Consumer, Cards and Payments and regulatory methodology changes for the ESHLA portfolio in Barclays UK, offset by the net reduction due to BAGL regulatory deconsolidation

●
£2bn of organic capital generation from profits, after absorbing the impacts of litigation and conduct charges, was largely offset by £1.2bn of regulatory deductions for dividends paid and foreseen and £0.5bn of pension deficit contributions

●	The average UK leverage ratio decreased to 4.6% (December 2017: 4.9%) primarily driven by increased exposures due to securities financing transactions (SFTs) and trading portfolio assets

Group funding and liquidity

●
The Barclays Group continued to maintain surpluses to its internal and regulatory liquidity requirements. The liquidity pool decreased to £213bn (December 2017: £220bn) driven largely by the deployment of funding to support business growth. The liquidity coverage ratio (LCR) increased to 161% (December 2017: 154%), equivalent to a surplus of £80bn (December 2017: £75bn) to the 100% requirement, following a net decline in business stresses

●
Wholesale funding outstanding (excluding repurchase agreements) was £151bn (December 2017: £144bn). In the nine months to September 2018, Barclays Group issued £10bn of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in a range of different currencies. Barclays Bank PLC continued to issue in the shorter term markets and Barclays Bank UK PLC issued in the shorter term and secured markets, helping to maintain their stable and diversified funding bases. Notable issuances have included $3bn 3 year senior unsecured notes from Barclays Bank PLC and a £1.25bn 5 year covered bond from Barclays Bank UK PLC. Barclays Group has continued to reduce its reliance on short-term wholesale funding, where the proportion maturing in less than 1 year fell to 29% (December 2017: 31%)

Other matters

●
In Q118 Barclays reached a settlement with the US DoJ to resolve the civil complaint brought by the DoJ in December 2016 relating to RMBS sold by Barclays between 2005 and 2007. Barclays paid a civil monetary penalty of $2,000m (£1,420m)

●
Additional charges of £400m (Q317 YTD: £700m) relating to PPI were recognised in Q118 mainly as a result of continued higher complaints flow. The remaining PPI provision as at 30 September 2018 was £1.1bn (December 2017: £1.6bn) to cover claims through to the deadline of 29 August 2019. Management views its current PPI provision as appropriate, but will continue to closely monitor complaint trends and the associated provision adequacy

●
On 1 April 2018 Barclays successfully established its ring-fenced bank, Barclays Bank UK PLC, after receiving approval from the Prudential Regulation Authority (PRA) and the High Court of Justice of England and Wales to implement the ring-fencing transfer scheme under Part VII of the Financial Services Markets Act 2000

●
The PRA agreed to Barclays fully deconsolidating BAGL for regulatory reporting purposes effective 30 June 2018. Barclays had been applying proportional consolidation for regulatory purposes since Q217. Barclays’ shareholding in BAGL of 14.9% is now treated as a 250% risk weighted asset

●
On 21 May 2018 Barclays announced that the Crown Court had dismissed all of the charges that had been brought by the Serious Fraud Office (SFO) against Barclays PLC and Barclays Bank PLC regarding matters which arose in the context of Barclays’ capital raisings in 2008. On 23 July 2018 the SFO made an application to the High Court seeking to reinstate against Barclays PLC and Barclays Bank PLC all of the charges dismissed by the Crown Court. Barclays is defending the application brought by the SFO before the High Court in late October

●
Following regulatory approval, Barclays is proceeding with the redemption of the $2.65bn 8.125% Series 5 Non-Cumulative Callable Dollar Preference Shares and $2bn 8.25% Additional Tier 1 (AT1) securities, to be effected on 15 December 2018. The redemptions will result in an ongoing earnings benefit, and will result in a pro-forma decrease of 33bps to the 30 September 2018 CET1 ratio due to these instruments being held on the balance sheet at historical FX rates

Tushar Morzaria, Group Finance Director

Results by Business

Barclays UK	Nine months ended	Nine months ended
	30.09.18	30.09.17
Income statement information	£m	£m	% Change
Net interest income	4,515	4,546	(1)
Net fee, commission and other income	1,005	967	4
Total income	5,520	5,513	-
Credit impairment charges and other provisions	(530)	(599)	12
Net operating income	4,990	4,914	2
Operating expenses excluding litigation and conduct	(2,961)	(2,913)	(2)
Litigation and conduct1	(468)	(706)	34
Operating expenses	(3,429)	(3,619)	5
Other net income	5	-
Profit before tax	1,566	1,295	21
Attributable profit	926	608	52

	As at 30.09.18	As at 31.12.17	As at 30.09.17
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	186.7	183.8	182.2
Total assets	252.0	237.4	230.4
Customer deposits at amortised cost	195.8	193.4	189.3
Loan: deposit ratio	96%	95%	97%
Risk weighted assets	74.8	70.9	70.0
Period end allocated tangible equity	10.1	9.6	9.5

	Nine months ended	Nine months ended
Performance measures	30.09.18	30.09.17
Return on average allocated tangible equity	12.7%	9.4%
Average allocated tangible equity (£bn)	10.0	9.0
Cost: income ratio	62%	66%
Loan loss rate (bps)	37	43
Net interest margin	3.24%	3.55%

Performance measures excluding litigation and conduct1	£m	£m	% Change
Profit before tax	2,034	2,001	2
Attributable profit	1,386	1,304	6
Return on average allocated tangible equity	18.9%	19.8%
Cost: income ratio	54%	53%

1	Refer to pages 38 to 46 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Nine months ended	Nine months ended
	30.09.18	30.09.17
Analysis of total income	£m	£m	% Change
Personal Banking	3,008	3,098	(3)
Barclaycard Consumer UK	1,582	1,532	3
Business Banking	930	883	5
Total income	5,520	5,513	-

Analysis of credit impairment charges and other provisions
Personal Banking	(129)	(165)	22
Barclaycard Consumer UK	(340)	(417)	18
Business Banking	(61)	(17)
Total credit impairment charges and other provisions	(530)	(599)	12

	As at 30.09.18	As at 31.12.17	As at 30.09.17
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	145.4	141.3	140.4
Barclaycard Consumer UK	15.3	16.4	16.3
Business Banking	26.0	26.1	25.5
Total loans and advances to customers at amortised cost	186.7	183.8	182.2

Analysis of customer deposits at amortised cost
Personal Banking	153.4	153.1	152.1
Barclaycard Consumer UK	-	-	-
Business Banking	42.4	40.3	37.2
Total customer deposits at amortised cost	195.8	193.4	189.3

Barclays International	Nine months ended	Nine months ended
	30.09.18	30.09.17
Income statement information	£m	£m	% Change
Net interest income	2,831	3,320	(15)
Net trading income	3,613	3,036	19
Net fee, commission and other income	4,361	4,707	(7)
Total income	10,805	11,063	(2)
Credit impairment charges and other provisions	(304)	(1,120)	73
Net operating income	10,501	9,943	6
Operating expenses excluding litigation and conduct	(6,883)	(6,893)	-
Litigation and conduct1	(94)	(14)
Operating expenses	(6,977)	(6,907)	(1)
Other net income	36	233	(85)
Profit before tax	3,560	3,269	9
Attributable profit	2,513	2,015	25

	As at 30.09.18	As at 31.12.17	As at 30.09.17
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	132.4	126.8	134.4
Trading portfolio assets	124.6	113.0	91.2
Derivative financial instrument assets	214.8	236.2	242.8
Derivative financial instrument liabilities	213.7	237.8	242.9
Financial assets at fair value through the income statement	147.8	104.1	103.7
Total assets	900.2	856.1	867.1
Deposits at amortised cost	200.3	187.3	191.9
Loan: deposit ratio	66%	68%	70%
Risk weighted assets	214.6	210.3	218.2
Period end allocated tangible equity	30.2	27.5	28.0

	Nine months ended	Nine months ended
Performance measures	30.09.18	30.09.17
Return on average allocated tangible equity	11.3%	10.0%
Average allocated tangible equity (£bn)	30.9	28.0
Cost: income ratio	65%	62%
Loan loss rate (bps)	30	67
Net interest margin	4.15%	4.10%

Performance measures excluding litigation and conduct1	£m	£m	% Change
Profit before tax	3,654	3,283	11
Attributable profit	2,585	2,025	28
Return on average allocated tangible equity	11.6%	10.1%
Cost: income ratio	64%	62%

1	Refer to pages 38 to 46 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Corporate and Investment Bank	Nine months ended	Nine months ended
	30.09.18	30.09.17
Income statement information	£m	£m	% Change
FICC1	2,293	2,268	1
Equities	1,662	1,267	31
Markets	3,955	3,535	12
Banking fees	1,906	2,007	(5)
Corporate lending	635	824	(23)
Transaction banking	1,215	1,221	-
Banking	3,756	4,052	(7)
Other	(97)	39
Total income	7,614	7,626	-
Credit impairment releases/(charges) and other provisions	185	(86)
Net operating income	7,799	7,540	3
Operating expenses excluding litigation and conduct	(5,258)	(5,346)	2
Litigation and conduct2	(45)	(12)
Operating expenses	(5,303)	(5,358)	1
Other net income	12	126	(90)
Profit before tax	2,508	2,308	9

	As at 30.09.18	As at 31.12.17	As at 30.09.17
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	93.3	88.2	95.4
Deposits at amortised cost	137.6	128.0	133.4
Risk weighted assets	175.9	176.2	185.2

	Nine months ended	Nine months ended
Performance measures	30.09.18	30.09.17
Return on average allocated tangible equity	9.6%	8.4%
Average allocated tangible equity (£bn)	26.0	23.8

Performance measures excluding litigation and conduct2	£m	£m	% Change
Profit before tax	2,553	2,320	10
Return on average allocated tangible equity	9.7%	8.4%

1	Fixed income, currencies and commodities (FICC) is composed of Credit and Macro income.
2	Refer to pages 38 to 46 for more information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Consumer, Cards and Payments	Nine months ended	Nine months ended
	30.09.18	30.09.17
Income statement information	£m	£m	% Change
Total income	3,191	3,437	(7)
Credit impairment charges and other provisions	(489)	(1,034)	53
Net operating income	2,702	2,403	12
Operating expenses excluding litigation and conduct	(1,625)	(1,547)	(5)
Litigation and conduct1	(49)	(2)
Operating expenses	(1,674)	(1,549)	(8)
Other net income	24	107	(78)
Profit before tax	1,052	961	9

	As at 30.09.18	As at 31.12.17	As at 30.09.17
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	39.1	38.6	39.0
Deposits at amortised cost	62.7	59.3	58.5
Risk weighted assets	38.7	34.1	33.0

	Nine months ended	Nine months ended
Performance measures	30.09.18	30.09.17
Return on average allocated tangible equity	20.7%	19.3%
Average allocated tangible equity (£bn)	4.9	4.2

Performance measures excluding litigation and conduct1	£m	£m	% Change
Profit before tax	1,101	963	14
Return on average allocated tangible equity	21.7%	19.4%

1	Refer to pages 38 to 46 for more information and calculations of performance measures excluding litigation and conduct.

Head Office	Nine months ended	Nine months ended
	30.09.18	30.09.17
Income statement information	£m	£m	% Change
Net interest income	(580)	(181)
Net fee, commission and other income	318	189	68
Total income	(262)	8
Credit impairment releases/(charges) and other provisions	9	(14)
Net operating expenses	(253)	(6)
Operating expenses excluding litigation and conduct	(159)	(201)	21
Litigation and conduct1	(1,585)	(76)
Operating expenses	(1,744)	(277)
Other net expenses	(9)	(186)	95
Loss before tax	(2,006)	(469)
Attributable loss	(1,969)	(497)

	As at 30.09.18	As at 31.12.17	As at 30.09.17
Balance sheet information	£bn	£bn	£bn
Total assets	18.6	39.7	51.7
Risk weighted assets	26.8	31.8	36.1
Period end allocated tangible equity	4.2	10.0	10.4

	Nine months ended	Nine months ended
Performance measures	30.09.18	30.09.17
Average allocated tangible equity (£bn)	3.2	9.0

Performance measures excluding litigation and conduct1	£m	£m	% Change
Loss before tax	(421)	(393)	(7)
Attributable loss	(427)	(424)	(1)

1	Refer to pages 38 to 46 for further information and calculations of performance measures excluding litigation and conduct.

Quarterly Results Summary

Barclays Group
	Q318	Q218	Q118	Q417	Q317	Q2171	Q1171	Q4161
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,388	2,190	2,188	2,272	2,475	2,579	2,519	2,523
Net fee, commission and other income	2,741	3,386	3,170	2,750	2,698	2,479	3,304	2,469
Total income	5,129	5,576	5,358	5,022	5,173	5,058	5,823	4,992
Credit impairment charges and other provisions	(254)	(283)	(288)	(573)	(709)	(527)	(527)	(653)
Net operating income	4,875	5,293	5,070	4,449	4,464	4,531	5,296	4,339
Operating expenses excluding UK bank levy and litigation and conduct	(3,329)	(3,310)	(3,364)	(3,621)	(3,274)	(3,398)	(3,591)	(3,812)
UK bank levy	-	-	-	(365)	-	-	-	(410)
Litigation and conduct2	(105)	(81)	(1,961)	(383)	(81)	(715)	(28)	(97)
Operating expenses	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)	(4,113)	(3,619)	(4,319)
Other net income/(expenses)	20	(7)	19	13	(2)	241	5	310
Profit/(loss) before tax	1,461	1,895	(236)	93	1,107	659	1,682	330
Tax (charge)/credit	(240)	(433)	(304)	(1,138)	(324)	(305)	(473)	50
Profit/(loss) after tax in respect of continuing operations	1,221	1,462	(540)	(1,045)	783	354	1,209	380
(Loss)/profit after tax in respect of discontinued operation	-	-	-	-	-	(1,537)	(658)	71

Attributable to:
Ordinary equity holders of the parent	1,002	1,232	(764)	(1,294)	583	(1,401)	190	99
Other equity instrument holders	176	175	171	181	157	162	139	139
Non-controlling interests in respect of continuing operations	43	55	53	68	43	59	79	90
Non-controlling interests in respect of discontinued operation	-	-	-	-	-	(3)	143	123

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,170.8	1,149.6	1,142.2	1,133.2	1,149.3	1,135.3	1,203.8	1,213.1
Tangible net asset value per share	260p	259p	251p	276p	281p	284p	292p	290p
Risk weighted assets	316.2	319.3	317.9	313.0	324.3	327.4	360.9	365.6
Average UK leverage exposure	1,119.0	1,081.8	1,089.9	1,044.6	1,035.1	1,092.2	1,130.4	1,137.3

Performance measures
Return on average tangible shareholders' equity	9.4%	11.8%	(6.5%)	(10.3%)	5.1%	(11.0%)	1.8%	1.1%
Average tangible shareholders' equity (£bn)	44.6	43.5	44.2	48.1	48.9	49.3	49.4	48.9
Cost: income ratio	67%	61%	99%	87%	65%	81%	62%	87%
Loan loss rate (bps)	30	35	36	56	66	49	47	58
Basic earnings/(loss) per share	6.1p	7.5p	(4.2p)	(7.3p)	3.7p	(8.0p)	1.3p	0.8p

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,566	1,976	1,725	476	1,188	1,374	1,710	427
Attributable profit/(loss)	1,087	1,291	1,166	(943)	660	(698)	209	151
Return on average tangible shareholders' equity	10.2%	12.3%	11.0%	(7.4%)	5.7%	(5.3%)	2.0%	1.6%
Cost: income ratio	65%	59%	63%	79%	63%	67%	62%	85%
Basic earnings/(loss) per share	6.6p	7.8p	7.1p	(5.3p)	4.1p	(3.8p)	1.5p	1.1p

1	Results included Barclays Non-Core and the Africa Banking discontinued operation; refer to pages 21 to 22 for further detail.
2	Refer to pages 38 to 46 for further information and calculations of performance measures excluding litigation and conduct.

Quarterly Results by Business

Barclays UK
	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,529	1,493	1,493	1,540	1,501	1,534	1,511	1,502
Net fee, commission and other income	367	343	295	330	351	286	330	326
Total income	1,896	1,836	1,788	1,870	1,852	1,820	1,841	1,828
Credit impairment charges and other provisions	(115)	(214)	(201)	(184)	(201)	(220)	(178)	(180)
Net operating income	1,781	1,622	1,587	1,686	1,651	1,600	1,663	1,648
Operating expenses excluding UK bank levy and litigation and conduct	(988)	(968)	(1,005)	(1,117)	(980)	(974)	(959)	(989)
UK bank levy	-	-	-	(59)	-	-	-	(48)
Litigation and conduct1	(54)	(3)	(411)	(53)	(11)	(699)	4	(28)
Operating expenses	(1,042)	(971)	(1,416)	(1,229)	(991)	(1,673)	(955)	(1,065)
Other net income/(expenses)	1	5	(1)	(5)	1	(1)	-	-
Profit/(loss) before tax	740	656	170	452	661	(74)	708	583
Attributable profit/(loss)	500	464	(38)	245	423	(285)	470	383

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	186.7	185.3	184.3	183.8	182.2	166.6	164.5	166.4
Total assets	252.0	245.9	235.2	237.4	230.4	203.4	203.0	209.6
Customer deposits at amortised cost	195.8	194.3	192.0	193.4	189.3	187.4	184.4	189.0
Loan: deposit ratio	96%	96%	96%	95%	97%	89%	90%	89%
Risk weighted assets	74.8	75.0	72.5	70.9	70.0	66.1	66.3	67.5
Period end allocated tangible equity	10.1	10.2	9.8	9.6	9.5	8.6	8.8	8.5

Performance measures
Return on average allocated tangible equity	20.1%	18.8%	(1.1%)	10.7%	18.4%	(12.7%)	21.6%	18.2%
Average allocated tangible equity (£bn)	10.1	10.1	9.8	9.6	9.4	8.7	8.9	8.6
Cost: income ratio	55%	53%	79%	66%	54%	92%	52%	58%
Loan loss rate (bps)	24	45	43	39	43	52	43	42
Net interest margin	3.22%	3.22%	3.27%	3.32%	3.28%	3.70%	3.69%	3.56%

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	794	659	581	505	672	625	704	611
Attributable profit	548	465	373	282	431	406	467	380
Return on average allocated tangible equity	22.0%	18.8%	15.7%	12.3%	18.7%	19.1%	21.5%	18.0%
Cost: income ratio	52%	53%	56%	63%	53%	54%	52%	57%

1	Refer to pages 38 to 46 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK
	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,021	1,015	972	1,116	1,022	1,033	1,043	1,045
Barclaycard Consumer UK	551	504	527	445	539	495	498	507
Business Banking	324	317	289	309	291	292	300	276
Total income	1,896	1,836	1,788	1,870	1,852	1,820	1,841	1,828

Analysis of credit impairment (charges)/releases and other provisions
Personal Banking	(8)	(49)	(72)	(56)	(57)	(60)	(48)	(54)
Barclaycard Consumer UK	(88)	(139)	(113)	(124)	(145)	(149)	(123)	(118)
Business Banking	(19)	(26)	(16)	(4)	1	(11)	(7)	(8)
Total credit impairment charges and other provisions	(115)	(214)	(201)	(184)	(201)	(220)	(178)	(180)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	145.4	143.6	142.1	141.3	140.4	138.6	136.6	138.5
Barclaycard Consumer UK	15.3	15.2	15.2	16.4	16.3	16.2	16.1	16.5
Business Banking	26.0	26.5	27.0	26.1	25.5	11.8	11.8	11.4
Total loans and advances to customers at amortised cost	186.7	185.3	184.3	183.8	182.2	166.6	164.5	166.4

Analysis of customer deposits at amortised cost
Personal Banking	153.4	152.9	151.9	153.1	152.1	151.1	149.2	156.3
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Business Banking	42.4	41.4	40.1	40.3	37.2	36.3	35.2	32.7
Total customer deposits at amortised cost	195.8	194.3	192.0	193.4	189.3	187.4	184.4	189.0

Barclays International
	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	965	853	1,013	987	1,148	1,060	1,112	1,046
Net trading income	1,103	1,094	1,416	935	815	1,039	1,182	1,131
Net fee, commission and other income	1,222	1,760	1,379	1,397	1,352	1,511	1,844	1,415
Total income	3,290	3,707	3,808	3,319	3,315	3,610	4,138	3,592
Credit impairment charges and other provisions	(143)	(68)	(93)	(386)	(495)	(279)	(346)	(426)
Net operating income	3,147	3,639	3,715	2,933	2,820	3,331	3,792	3,166
Operating expenses excluding UK bank levy and litigation and conduct	(2,277)	(2,306)	(2,300)	(2,428)	(2,182)	(2,276)	(2,435)	(2,497)
UK bank levy	-	-	-	(265)	-	-	-	(284)
Litigation and conduct1	(32)	(47)	(15)	(255)	(5)	4	(13)	(17)
Operating expenses	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)	(2,272)	(2,448)	(2,798)
Other net income	12	11	13	21	19	202	12	5
Profit before tax	850	1,297	1,413	6	652	1,261	1,356	373
Attributable profit/(loss)	650	890	973	(1,168)	359	819	837	43

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	132.4	125.5	117.5	126.8	134.4	135.2	145.5	153.7
Trading portfolio assets	124.6	116.5	114.9	113.0	91.2	83.3	83.0	73.2
Derivative financial instrument assets	214.8	228.2	214.1	236.2	242.8	108.4	105.3	156.2
Derivative financial instrument liabilities	213.7	224.9	210.8	237.8	242.9	116.8	112.8	160.6
Financial assets at fair value through the income statement	147.8	141.2	150.6	104.1	103.7	94.1	81.3	62.3
Total assets	900.2	886.5	866.6	856.1	867.1	681.6	677.2	648.5
Deposits at amortised cost	200.3	191.0	167.2	187.3	191.9	192.0	189.4	184.7
Loan: deposit ratio	66%	66%	70%	68%	70%	70%	77%	83%
Risk weighted assets	214.6	218.0	214.2	210.3	218.2	212.2	214.3	212.7
Period end allocated tangible equity	30.2	30.5	30.0	27.5	28.0	26.8	27.1	25.6

Performance measures
Return on average allocated tangible equity	8.8%	11.8%	13.4%	(15.9%)	5.4%	12.4%	12.5%	1.0%
Average allocated tangible equity (£bn)	31.1	31.4	30.1	28.5	28.9	27.4	27.7	26.6
Cost: income ratio	70%	63%	61%	89%	66%	63%	59%	78%
Loan loss rate (bps)	41	22	31	76	88	54	62	78
Net interest margin	3.87%	4.03%	4.57%	4.31%	4.21%	4.07%	4.06%	3.91%

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	882	1,344	1,428	261	657	1,257	1,369	390
Attributable profit/(loss)	676	924	985	(918)	363	816	846	57
Return on average allocated tangible equity	9.2%	12.2%	13.6%	(12.4%)	5.5%	12.3%	12.6%	1.2%
Cost: income ratio	69%	62%	60%	81%	66%	63%	59%	77%

1	Refer to pages 38 to 46 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Corporate and Investment Bank	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	688	736	869	607	627	752	889	766
Equities	471	601	590	362	350	455	462	410
Markets	1,159	1,337	1,459	969	977	1,207	1,351	1,176
Banking fees	519	704	683	605	607	674	726	650
Corporate lending	197	198	240	269	277	278	269	303
Transaction banking	416	385	414	408	419	404	398	401
Banking	1,132	1,287	1,337	1,282	1,303	1,356	1,393	1,354
Other	(56)	(44)	3	1	-	1	38	1
Total income	2,235	2,580	2,799	2,252	2,280	2,564	2,782	2,531
Credit impairment releases/(charges) and other provisions	3	23	159	(127)	(36)	1	(51)	(90)
Net operating income	2,238	2,603	2,958	2,125	2,244	2,565	2,731	2,441
Operating expenses excluding litigation and conduct	(1,712)	(1,773)	(1,773)	(2,129)	(1,656)	(1,760)	(1,930)	(2,272)
Litigation and conduct1	(32)	-	(13)	(255)	(5)	4	(11)	(15)
Operating expenses	(1,744)	(1,773)	(1,786)	(2,384)	(1,661)	(1,756)	(1,941)	(2,287)
Other net income	4	5	3	7	10	116	-	1
Profit/(loss) before tax	498	835	1,175	(252)	593	925	790	155

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	93.3	87.8	81.3	88.2	95.4	96.7	106.8	114.0
Deposits at amortised cost	137.6	130.3	107.6	128.0	133.4	134.1	131.0	134.0
Risk weighted assets	175.9	180.4	181.3	176.2	185.2	178.9	180.6	178.6

Performance measures
Return on average allocated tangible equity	6.6%	9.1%	13.0%	(20.2%)	5.9%	11.1%	8.2%	(1.2%)
Average allocated tangible equity (£bn)	25.9	26.4	25.6	24.3	24.8	23.3	23.5	22.6

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	530	835	1,188	3	598	921	801	170
Return on average allocated tangible equity	7.0%	9.1%	13.2%	(16.1%)	6.0%	11.1%	8.3%	(0.9%)

1	Refer to pages 38 to 46 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Consumer, Cards and Payments	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,055	1,127	1,009	1,067	1,035	1,046	1,356	1,061
Credit impairment charges and other provisions	(146)	(91)	(252)	(259)	(459)	(280)	(295)	(336)
Net operating income	909	1,036	757	808	576	766	1,061	725
Operating expenses excluding litigation and conduct	(565)	(533)	(527)	(564)	(526)	(516)	(505)	(509)
Litigation and conduct1	-	(47)	(2)	-	-	-	(2)	(2)
Operating expenses	(565)	(580)	(529)	(564)	(526)	(516)	(507)	(511)
Other net income	8	6	10	14	9	86	12	4
Profit before tax	352	462	238	258	59	336	566	218

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	39.1	37.7	36.2	38.6	39.0	38.5	38.7	39.7
Deposits at amortised cost	62.7	60.7	59.6	59.3	58.5	57.9	58.4	50.7
Risk weighted assets	38.7	37.6	32.9	34.1	33.0	33.3	33.7	34.1

Performance measures
Return on average allocated tangible equity	19.8%	26.2%	15.6%	8.9%	2.2%	19.4%	36.4%	13.2%
Average allocated tangible equity (£bn)	5.2	5.0	4.5	4.2	4.2	4.1	4.2	4.0

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	352	509	240	258	59	336	568	220
Return on average allocated tangible equity	19.9%	28.9%	15.7%	9.0%	2.2%	19.4%	36.5%	13.3%

1	Refer to pages 38 to 46 for further information and calculations of performance measures excluding litigation and conduct.

Head Office
	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(106)	(156)	(318)	(254)	(174)	108	(115)	29
Net fee, commission and other income1	49	189	80	87	180	(24)	33	(38)
Total income	(57)	33	(238)	(167)	6	84	(82)	(9)
Credit impairment releases/(charges) and other provisions	4	(1)	6	(3)	(13)	(1)	-	-
Net operating (expenses)/income	(53)	32	(232)	(170)	(7)	83	(82)	(9)
Operating expenses excluding UK bank levy and litigation and conduct	(64)	(36)	(59)	(76)	(112)	(40)	(49)	15
UK bank levy	-	-	-	(41)	-	-	-	(2)
Litigation and conduct2	(19)	(31)	(1,535)	(75)	(65)	(1)	(10)	(1)
Operating expenses	(83)	(67)	(1,594)	(192)	(177)	(41)	(59)	12
Other net income/(expenses)	7	(23)	7	(3)	(22)	(164)	-	159
(Loss)/profit before tax	(129)	(58)	(1,819)	(365)	(206)	(122)	(141)	162
Attributable (loss)/profit	(148)	(122)	(1,699)	(371)	(199)	(175)	(123)	223

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.6	17.2	40.4	39.7	51.7	17.3	74.5	75.2
Risk weighted assets	26.8	26.3	31.2	31.8	36.1	26.2	52.9	53.3
Period end allocated tangible equity	4.2	3.6	3.0	10.0	10.4	9.0	8.8	9.7

Performance measures
Average allocated tangible equity (£bn)	3.4	2.0	4.3	10.0	10.5	8.8	7.6	7.2

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
(Loss)/profit before tax	(110)	(27)	(284)	(290)	(141)	(121)	(131)	163
Attributable (loss)/profit	(137)	(98)	(192)	(307)	(134)	(174)	(116)	224

1
Following the early adoption of the own credit provisions of IFRS 9, Financial Instruments on 1 January 2017, own credit, which was previously reported in net fee, commission and other income, is recognised within other comprehensive income from Q117.

2	Refer to pages 38 to 46 for further information and calculations of performance measures excluding litigation and conduct.

Barclays Non-Core Results

The Barclays Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Barclays Group’s results.

Barclays Non-Core	Nine months ended	Nine months ended
	30.09.18	30.09.17
Income statement information	£m	£m
Net interest income	-	(112)
Net trading income	-	(488)
Net fee, commission and other income	-	70
Total income	-	(530)
Credit impairment charges and other provisions	-	(30)
Net operating expenses	-	(560)
Operating expenses excluding litigation and conduct	-	(256)
Litigation and conduct	-	(28)
Operating expenses	-	(284)
Other net income	-	197
Loss before tax	-	(647)
Attributable loss	-	(419)

	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	-	-	(123)	11	(54)
Net trading income	-	-	-	-	-	(411)	(77)	(462)
Net fee, commission and other income	-	-	-	-	-	78	(8)	97
Total income	-	-	-	-	-	(456)	(74)	(419)
Credit impairment charges and other provisions	-	-	-	-	-	(27)	(3)	(47)
Net operating expenses	-	-	-	-	-	(483)	(77)	(466)
Operating expenses excluding UK bank levy and litigation and conduct	-	-	-	-	-	(108)	(148)	(341)
UK bank levy	-	-	-	-	-	-	-	(76)
Litigation and conduct	-	-	-	-	-	(19)	(9)	(51)
Operating expenses	-	-	-	-	-	(127)	(157)	(468)
Other net income/(expenses)	-	-	-	-	-	204	(7)	146
Loss before tax	-	-	-	-	-	(406)	(241)	(788)
Tax credit	-	-	-	-	-	207	75	322
Loss after tax	-	-	-	-	-	(199)	(166)	(466)
Non-controlling interests	-	-	-	-	-	(8)	(9)	(14)
Other equity instrument holders	-	-	-	-	-	(19)	(18)	(18)
Attributable loss	-	-	-	-	-	(226)	(193)	(498)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	-	-	-	-	-	48.3	49.5	51.1
Derivative financial instrument assets	-	-	-	-	-	150.3	164.2	188.7
Derivative financial instrument liabilities	-	-	-	-	-	143.0	155.3	178.6
Reverse repurchase agreements and other similar secured lending	-	-	-	-	-	-	-	0.1
Financial assets designated at fair value	-	-	-	-	-	12.1	13.4	14.5
Total assets	-	-	-	-	-	233.0	249.1	279.7
Customer deposits	-	-	-	-	-	11.8	12.9	12.5
Risk weighted assets	-	-	-	-	-	22.8	27.4	32.1

Discontinued Operation Results

Following the reduction of the Barclays Group’s interest in BAGL in 2017, Barclays’ remaining holding of 14.9%, as at Q318 is reported as a financial asset at fair value through other comprehensive income in the Head Office segment, with Barclays’ share of BAGL’s dividend recognised in the Head Office income statement.

Africa Banking	Nine months ended	Nine months ended
	30.09.18	30.09.171
Income statement information	£m	£m
Net interest income`	-	1,024
Net fee, commission and other income	-	762
Total income	-	1,786
Credit impairment charges and other provisions	-	(177)
Net operating income	-	1,609
Operating expenses excluding impairment of Barclays' holding in BAGL	-	(1,130)
Other net income excluding loss on sale of BAGL	-	5
Profit before tax excluding impairment of Barclays' holding in BAGL and loss on sale of BAGL	-	484
Impairment of Barclays' holding in BAGL	-	(1,090)
Loss on sale of BAGL	-	(1,435)
Loss before tax	-	(2,041)
Tax charge	-	(154)
Loss after tax	-	(2,195)
Attributable loss	-	(2,335)

1	The Africa Banking income statement represents five months of results as a discontinued operation to 31 May 2017.

	Q318	Q218	Q118	Q417	Q317	Q2171	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	-	-	407	617	626
Net fee, commission and other income	-	-	-	-	-	297	465	441
Total income	-	-	-	-	-	704	1,082	1,067
Credit impairment charges and other provisions	-	-	-	-	-	(71)	(106)	(105)
Net operating income	-	-	-	-	-	633	976	962
Operating expenses excluding UK bank levy and impairment of Barclays' holding in BAGL	-	-	-	-	-	(477)	(653)	(727)
UK bank levy	-	-	-	-	-	-	-	(65)
Other net income excluding loss on sale of BAGL	-	-	-	-	-	3	2	2
Profit before tax excluding impairment of Barclays' holding in BAGL and loss on sale of BAGL	-	-	-	-	-	159	325	172
Impairment of Barclays' holding in BAGL	-	-	-	-	-	(206)	(884)	-
Loss on sale of BAGL	-	-	-	-	-	(1,435)	-	-
(Loss)/profit before tax	-	-	-	-	-	(1,482)	(559)	172
(Loss)/profit after tax	-	-	-	-	-	(1,537)	(658)	71
Attributable loss	-	-	-	-	-	(1,534)	(801)	(52)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	-	-	-	-	-	-	66.0	65.1
Risk weighted assets	-	-	-	-	-	9.8	41.3	42.3

1	The Africa Banking income statement represents two months of results as a discontinued operation to 31 May 2017.

Performance Management

Margins and balances
	Nine months ended 30.09.2018			Nine months ended 30.09.2017
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,515	186,474	3.24	4,546	171,279	3.55
Barclays International1	2,972	95,693	4.15	3,255	106,183	4.10
Total Barclays UK and Barclays International	7,487	282,167	3.55	7,801	277,462	3.76
Other2	(723)			(228)
Total Barclays Group3	6,764			7,573

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office and non-interest earning lending balances within the investment banking business. Barclays Non-Core is included in the first six months of the comparative period.
3	Group net interest income includes net structural hedge contributions of £0.6bn (Q317 YTD: £1.1bn).

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin2
Three months ended 30.09.18	£m	£m	%
Barclays UK	1,529	188,239	3.22
Barclays International1	945	96,785	3.87
Total Barclays UK and Barclays International	2,474	285,024	3.44

Three months ended 30.06.18
Barclays UK	1,493	186,053	3.22
Barclays International1	962	95,728	4.03
Total Barclays UK and Barclays International	2,455	281,781	3.49

Three months ended 31.03.18
Barclays UK	1,493	185,351	3.27
Barclays International1	1,065	94,530	4.57
Total Barclays UK and Barclays International	2,558	279,881	3.71

Three months ended 31.12.17
Barclays UK	1,540	184,058	3.32
Barclays International1	1,071	98,500	4.31
Total Barclays UK and Barclays International	2,611	282,558	3.67

Three months ended 30.09.17
Barclays UK	1,501	181,419	3.28
Barclays International1	1,070	100,828	4.21
Total Barclays UK and Barclays International	2,571	282,247	3.61

1	Barclays International margins include interest earning lending balances within the investment banking business.
2
  The Group’s treasury results are reported directly within Barclays UK and Barclays International following ring-fencing, resulting in gains and losses made on certain activities being recognised as Other income. These amounts had previously been included in Net interest income and the Net interest margin through transfer pricing.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance and coverage ratio by stage allocation and business segment as at 30 September 2018. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure and impairment allowance.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as expected credit loss is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	133,552	25,968	3,078	162,598	130	1,317	1,181	2,628	159,970
Barclays International	22,857	7,258	1,743	31,858	247	1,125	1,216	2,588	29,270
Head Office	6,722	665	960	8,347	9	48	305	362	7,985
Total Barclays Group retail	163,131	33,891	5,781	202,803	386	2,490	2,702	5,578	197,225
Barclays UK	22,050	4,726	1,303	28,079	17	85	132	234	27,845
Barclays International	92,292	10,187	1,421	103,900	131	220	426	777	103,123
Head Office	669	-	43	712	9	-	31	40	672
Total Barclays Group wholesale	115,011	14,913	2,767	132,691	157	305	589	1,051	131,640
Total loans and advances at amortised cost	278,142	48,804	8,548	335,494	543	2,795	3,291	6,629	328,865
Off-balance sheet loan commitments and financial guarantee contracts	-	-	-	334,725	-	-	-	307
Total1				670,219				6,936

	As at 30.09.18				Nine months ended 30.09.18
	Coverage ratio				Loan impairment charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate2
	%	%	%	%	£m		bps
Barclays UK	0.1	5.1	38.4	1.6		452		37
Barclays International	1.1	15.5	69.8	8.1		502		211
Head Office	0.1	7.2	31.8	4.3		11		18
Total Barclays Group retail	0.2	7.3	46.7	2.8		965		64
Barclays UK	0.1	1.8	10.1	0.8		77		37
Barclays International	0.1	2.2	30.0	0.7		(199)		(26)
Head Office	1.3	-	72.1	5.6		(22)		(413)
Total Barclays Group wholesale	0.1	2.0	21.3	0.8		(144)		(15)
Total loans and advances at amortised cost	0.2	5.7	38.5	2.0		821		33
Other financial assets subject to impairment						4
Total						825

1
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £154.0bn (1 January 2018: £128.1bn) and impairment allowance of £14m (1 January 2018: £9m).

2	Q318 loan impairment charge represents nine months of impairment charge, annualised to calculate the loan loss rate.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 01.01.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	129,837	25,798	3,152	158,787	142	1,310	1,142	2,594	156,193
Barclays International	22,427	7,051	1,466	30,944	292	1,298	1,080	2,670	28,274
Head Office	6,498	1,596	952	9,046	8	62	294	364	8,682
Total Barclays Group retail	158,762	34,445	5,570	198,777	442	2,670	2,516	5,628	193,149
Barclays UK	22,835	3,880	1,092	27,807	25	88	114	227	27,580
Barclays International	75,331	11,128	2,345	88,804	139	349	694	1,182	87,622
Head Office	8,689	139	74	8,902	2	5	58	65	8,837
Total Barclays Group wholesale	106,855	15,147	3,511	125,513	166	442	866	1,474	124,039
Total loans and advances at amortised cost	265,617	49,592	9,081	324,290	608	3,112	3,382	7,102	317,188
Off-balance sheet loan commitments and financial guarantee contracts				334,573				420
Total				658,863				7,522

	Coverage ratio
	Stage 1	Stage 2	Stage 3	Total
As at 01.01.18%		%	%	%
Barclays UK	0.1	5.1	36.2	1.6
Barclays International	1.3	18.4	73.7	8.6
Head Office	0.1	3.9	30.9	4.0
Total Barclays Group retail	0.3	7.8	45.2	2.8
Barclays UK	0.1	2.3	10.4	0.8
Barclays International	0.2	3.1	29.6	1.3
Head Office	-	3.6	78.4	0.7
Total Barclays Group wholesale	0.2	2.9	24.7	1.2
Total loans and advances at amortised cost	0.2	6.3	37.2	2.2

Gross exposure on loans and advances at amortised cost increased by £11.2bn to £335.5bn (1 January 2018: £324.3bn) predominantly driven by growth in the UK mortgage portfolio and CIB activity.

The impairment allowance on loans and advances at amortised cost, including off-balance sheet elements of the allowance, decreased by £0.6bn to £6.9bn (1 January 2018: £7.5bn).

The increase in gross exposure on loans and advances at amortised cost of £11.2bn can be seen in the increase in Stage 1 gross exposure of £12.5bn, offset by a decrease of £0.8bn in Stage 2 and £0.5bn in Stage 3, with a decrease in the impairment allowance to £6.6bn (1 January 2018: £7.1bn).

The decrease in Head Office represents the transfer of Treasury balances into the business segments as part of structural reform implementation.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.09.18	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	129,737	15,943	1,710	628	18,281	2,538	150,556
Credit cards, unsecured loans and other retail lending	40,545	14,474	629	469	15,572	3,585	59,702
Corporate loans	107,860	13,594	544	813	14,951	2,425	125,236
Total	278,142	44,011	2,883	1,910	48,804	8,548	335,494

Impairment allowance
Home loans	40	59	14	12	85	360	485
Credit cards, unsecured loans and other retail lending	373	1,957	183	250	2,390	2,408	5,171
Corporate loans	130	299	14	7	320	523	973
Total	543	2,315	211	269	2,795	3,291	6,629

Net exposure
Home loans	129,697	15,884	1,696	616	18,196	2,178	150,071
Credit cards, unsecured loans and other retail lending	40,172	12,517	446	219	13,182	1,177	54,531
Corporate loans	107,730	13,295	530	806	14,631	1,902	124,263
Total	277,599	41,696	2,672	1,641	46,009	5,257	328,865

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.4	0.8	1.9	0.5	14.2	0.3
Credit cards, unsecured loans and other retail lending	0.9	13.5	29.1	53.3	15.3	67.2	8.7
Corporate loans	0.1	2.2	2.6	0.9	2.1	21.6	0.8
Total	0.2	5.3	7.3	14.1	5.7	38.5	2.0

As at 01.01.18
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	125,224	17,108	1,612	604	19,324	2,425	146,973
Credit cards, unsecured loans and other retail lending	40,482	13,562	702	502	14,766	3,544	58,792
Corporate loans	99,911	14,534	407	561	15,502	3,112	118,525
Total	265,617	45,204	2,721	1,667	49,592	9,081	324,290

Impairment allowance
Home loans	38	77	10	13	100	326	464
Credit cards, unsecured loans and other retail lending	441	2,086	203	245	2,534	2,291	5,266
Corporate loans	129	444	22	12	478	765	1,372
Total	608	2,607	235	270	3,112	3,382	7,102

Net exposure
Home loans	125,186	17,031	1,602	591	19,224	2,099	146,509
Credit cards, unsecured loans and other retail lending	40,041	11,476	499	257	12,232	1,253	53,526
Corporate loans	99,782	14,090	385	549	15,024	2,347	117,153
Total	265,009	42,597	2,486	1,397	46,480	5,699	317,188

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.5	0.6	2.2	0.5	13.4	0.3
Credit cards, unsecured loans and other retail lending	1.1	15.4	28.9	48.8	17.2	64.6	9.0
Corporate loans	0.1	3.1	5.4	2.1	3.1	24.6	1.2
Total	0.2	5.8	8.6	16.2	6.3	37.2	2.2

Treasury and Capital Risk

Capital

Barclays’ fully loaded CET1 regulatory requirement is expected to be 11.4% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and an expected 0.5% Countercyclical Capital Buffer (CCyB).

The CCB and the G-SII buffer, determined by the PRA in line with guidance from the Financial Stability Board (FSB), are subject to phased implementation at 25% per annum from 2016 with full effect from 2019. The CCB has been set at 2.5% with 1.9% applicable for 2018. The G-SII buffer for 2018 has been set at 1.5% with 1.1% applicable for 2018. On 21 November 2017 the FSB confirmed that the G-SII buffer will remain at 1.5% applicable for 2019.

On 27 June 2018, the Financial Policy Committee (FPC) increased the UK CCyB rate from 0% to 0.5% resulting in a 0.3% CCyB for Barclays for Q318. From November 2018, the rate is expected to increase to 1% and based on current UK exposures, Barclays’ CCyB is expected to be approximately 0.5% from November 2018. Other national authorities also determine the appropriate CCyBs that should be applied to exposures in their jurisdiction, however based on current exposures none of those set are material.

Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Guidance (ICG) for 2018 is 4.3%, of which at least 56.25% needs to be met in CET1 form, equating to approximately 2.4% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs and are based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

As at 30 September 2018, Barclays’ transitional CET1 ratio was 13.2% which exceeded the 2018 transitional minimum requirement of 10.2% comprising a 4.5% Pillar 1 minimum, a 1.9% CCB, a 1.1% G-SII buffer, a 0.3% CCyB and a 2.4% Pillar 2A requirement.

Capital ratios 1,2,3
	As at 30.09.18	As at 30.06.18	As at 31.12.17
CET1	13.2%	13.0%	13.3%
Tier 1 (T1)	17.5%	16.6%	17.2%
Total regulatory capital	21.3%	20.5%	21.5%

Capital resources	£bn	£bn	£bn
Total equity excluding non-controlling interests per the balance sheet	63.2	61.1	63.9
Less: other equity instruments (recognised as AT1 capital)	(10.8)	(8.9)	(8.9)
Adjustment to retained earnings for foreseeable dividends	(0.5)	(0.6)	(0.4)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1.6)	(1.6)	(1.4)
Goodwill and intangible assets	(7.9)	(7.9)	(7.9)
Deferred tax assets that rely on future profitability excluding temporary differences	(0.6)	(0.5)	(0.6)
Fair value reserves related to gains or losses on cash flow hedges	(0.4)	(0.7)	(1.2)
Excess of expected losses over impairment	-	-	(1.2)
Gains or losses on liabilities at fair value resulting from own credit	0.1	0.1	0.1
Defined benefit pension fund assets	(0.8)	(0.8)	(0.7)
Direct and indirect holdings by an institution of own CET1 instruments	(0.1)	(0.1)	(0.1)
Adjustment under IFRS 9 transitional arrangements	1.3	1.3	-
Other regulatory adjustments	(0.1)	-	-
CET1 capital	41.7	41.4	41.6

AT1 capital
Capital instruments and related share premium accounts	10.8	8.9	8.9
Qualifying AT1 capital (including minority interests) issued by subsidiaries	2.7	2.8	3.5
Other regulatory adjustments and deductions	(0.1)	(0.1)	(0.1)
AT1 capital	13.5	11.7	12.3

T1 capital	55.2	53.0	53.9

T2 capital
Capital instruments and related share premium accounts	6.6	6.6	6.5
Qualifying T2 capital (including minority interests) issued by subsidiaries	5.6	6.1	7.0
Other regulatory adjustments and deductions	(0.3)	(0.3)	(0.3)
Total regulatory capital	67.2	65.4	67.2

Total RWAs0	316.2	319.3	313.0

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC additional tier 1 (AT1) securities, was 12.8%, with £40.5bn of CET1 capital and £316bn of RWAs calculated without applying the transitional arrangements of the CRR.

3
The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 13.2%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months ended	Nine months ended
	30.09.18	30.09.18
	£bn	£bn
Opening CET1 capital	41.4	41.6

Effects of changes in accounting policies	-	(2.2)

Profit for the period attributable to equity holders	1.2	2.0
Own credit relating to derivative liabilities	-	(0.1)
Dividends paid and foreseen	(0.4)	(1.2)
Increase in retained regulatory capital generated from earnings	0.7	0.7

Net impact of share schemes	0.1	-
Fair value through other comprehensive income reserve	(0.2)	(0.7)
Currency translation reserve	0.1	0.5
Increase/(decrease) in other qualifying reserves	-	(0.2)

Pension remeasurements within reserves	(0.2)	(0.3)
Defined benefit pension fund asset deduction	-	(0.1)
Net impact of pensions	(0.2)	(0.4)

Additional value adjustments (PVA)	(0.1)	(0.3)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(0.1)	-
Excess of expected loss over impairment	-	1.2
Adjustment under IFRS 9 transitional arrangements	-	1.3
(Decrease)/increase in regulatory capital due to adjustments and deductions	(0.2)	2.2

Closing CET1 capital	41.7	41.7

CET1 capital increased £0.1bn to £41.7bn.

Profit for the period attributable to equity holders of £2bn was partially offset by £1.2bn of the regulatory deduction for dividends paid and foreseen. Other movements in the period were:

●
A £0.2bn decrease in other qualifying reserves with a £0.7bn decrease in the fair value through other comprehensive income reserve offset by a £0.5bn increase in the currency translation reserve driven by the appreciation of period end USD against GBP

●	A £0.4bn decrease as a result of movements relating to pensions, largely due to deficit contribution payments of £0.25bn in April 2018 and £0.25bn in September 2018

The implementation of IFRS 9 resulted in a net increase in CET1 capital as the initial decrease in shareholders' equity of £2.2bn on implementation was more than offset by the transitional relief of £1.3bn and the removal of £1.2bn of regulatory deduction for the excess of expected loss over impairment.

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 30.09.18	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	3.4	59.2	0.3	-	-	0.1	-	-	11.8	74.8
Barclays International	51.6	68.8	15.3	16.8	0.1	3.4	15.8	14.4	28.4	214.6
Head Office	4.1	6.0	-	0.2	-	-	-	-	16.5	26.8
Barclays Group	59.1	134.0	15.6	17.0	0.1	3.5	15.8	14.4	56.7	316.2

As at 30.06.18
Barclays UK	3.9	59.1	0.2	-	-	-	-	-	11.8	75.0
Barclays International	51.1	74.4	15.6	16.4	0.1	2.9	14.7	14.4	28.4	218.0
Head Office	4.4	5.2	-	0.2	-	-	-	-	16.5	26.3
Barclays Group	59.4	138.7	15.8	16.6	0.1	2.9	14.7	14.4	56.7	319.3

As at 31.12.17
Barclays UK	3.8	55.0	-	-	-	-	-	-	12.2	70.9
Barclays International	49.1	69.5	17.0	17.2	0.1	2.8	13.3	13.5	27.7	210.3
Head Office	2.9	9.8	0.1	0.6	-	0.2	0.1	1.4	16.8	31.8
Barclays Group	55.8	134.2	17.1	17.9	0.1	3.0	13.4	14.9	56.7	313.0

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
Nine months ended 30.09.18	£bn	£bn	£bn	£bn	£bn
Opening RWAs	190.0	38.0	28.3	56.7	313.0
Book size	5.5	(0.3)	0.5	-	5.7
Acquisitions and disposals	(3.3)	(0.3)	(0.2)	-	(3.8)
Book quality	(2.8)	0.2	-	-	(2.6)
Model updates	(0.1)	-	-	-	(0.1)
Methodology and policy	2.0	(1.4)	1.6	-	2.2
Foreign exchange movements1	1.8	-	-	-	1.8
Closing RWAs	193.1	36.2	30.2	56.7	316.2

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

RWAs increased £3.2bn to £316.2bn:

●	Book size increased RWAs £5.7bn primarily due to increased lending activity in the investment banking businesses
●	Acquisitions and disposals decreased RWAs £3.8bn primarily due to the regulatory deconsolidation of BAGL
●	Book quality decreased RWAs £2.6bn primarily due to improvement in the risk profile in Barclays International
●	Methodology and policy increased RWAs £2.2bn primarily due to regulatory methodology changes for the ESHLA portfolio
●	Foreign exchange movements increased RWAs £1.8bn primarily due to appreciation of period end USD against GBP

Leverage ratio and exposures

Barclays is subject to a leverage ratio requirement that is implemented on a phased basis, with a transitional requirement of 3.7% as at 30 September 2018; this comprised the 3.25% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) of 0.39% and a countercyclical leverage ratio buffer (CCLB) of 0.1%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.39% transitional G-SII ALRB was £4.4bn and the 0.1% CCLB was £1.1bn. The fully loaded UK leverage requirement is expected to be 4.0%.

From 1 January 2018, following the end of the transitional period Barclays is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. During the transitional period, the exposure measure was based on the last day of each month in the quarter. Barclays is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures.

	As at 30.09.18	As at 30.06.18	As at 31.12.17
Leverage ratios1,2	£bn	£bn	£bn
Average T1 capital3	51.8	49.7	51.2
Average UK leverage exposure4	1,119	1,082	1,045
Average UK leverage ratio	4.6%	4.6%	4.9%
UK leverage ratio	4.9%	4.9%	5.1%

CET1 capital	41.7	41.4	41.6
AT1 capital	10.7	8.8	8.8
T1 capital3	52.5	50.2	50.4

Leverage exposure
Accounting assets
Derivative financial instruments	215	228	238
Derivative cash collateral	47	48	53
Securities financing transactions (SFTs)	129	119	113
Loans and advances and other assets	780	755	729
Total IFRS assets	1,171	1,150	1,133

Regulatory consolidation adjustments	(1)	-	8

Derivatives adjustments
Derivatives netting	(194)	(208)	(217)
Adjustments to cash collateral	(40)	(40)	(42)
Net written credit protection	16	20	14
Potential future exposure (PFE) on derivatives	133	128	120
Total derivatives adjustments	(85)	(100)	(125)

SFTs adjustments	17	19	19

Regulatory deductions and other adjustments	(11)	(10)	(13)

Weighted off-balance sheet commitments	101	106	103

Qualifying central bank claims	(129)	(135)	(140)

UK leverage exposure2	1,063	1,030	985

1	The fully loaded UK leverage ratio was 4.8%, with £51.2bn of T1 capital and £1,062bn of leverage exposure calculated without applying the transitional arrangements of the CRR.
2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR.
3	The T1 capital is calculated in line with the PRA Handbook, which excludes grandfathered AT1 instruments allowed under the CRR.
4	The average UK leverage exposure as at 31 December 2017 was calculated based on the last day of each month in the quarter.

The average UK leverage ratio decreased to 4.6% (December 2017: 4.9%) partially driven by the change to the daily exposure measure. Average UK leverage exposures increased £74bn to £1,119bn due to higher trading activity in SFTs and trading portfolio assets and a decrease in the qualifying central bank claims deduction.

The UK leverage ratio decreased to 4.9% (December 2017: 5.1%) driven by an increase in UK leverage exposure of £78bn to £1,063bn partially offset by an increase in T1 capital primarily due to a new AT1 issuance during the third quarter. Leverage exposure movements included:

●
Loans and advances and other assets increased £51bn to £780bn primarily driven by a £24bn increase in settlement balances, £10bn increase in lending in Barclays International and Barclays UK and a £10bn increase in trading portfolio assets

●	SFTs increased £16bn to £129bn primarily driven by higher client demand for securities due to an increase in trading activity
●	PFEs increased £13bn to £133bn primarily driven by an increase in foreign exchange and interest rate derivatives
●	Qualifying central bank claims decreased £11bn to £129bn primarily driven by liquidity pool currency composition moving into Euro central bank deposits not matched by customer deposits
●	Regulatory consolidation adjustments decreased £9bn primarily driven by the regulatory deconsolidation of BAGL

The difference between the average UK leverage ratio and the UK leverage ratio was primarily driven by lower SFTs at quarter end.

Barclays is required to disclose a CRR leverage ratio. This is included in the additional Barclays regulatory disclosures, prepared in accordance with European Banking Authority (EBA) guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 (see Barclays PLC Pillar 3 Report Q3 2018), due to be published by 24 October 2018, available at home.barclays/results.

Minimum requirement for own funds and eligible liabilities (MREL)

Under the Bank of England’s statement of policy on MREL, the Bank of England will set MREL for UK Global Systemically Important Banks (G-SIBs) as necessary to implement the total loss-absorbing capacity (TLAC) standard. Institution or group-specific MREL requirements will depend on the preferred resolution strategy for that institution or group.

The MREL requirements will be phased in from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays, will be required to meet an MREL equivalent to the higher of either: (i) two times the sum of its Pillar 1 and Pillar 2A requirements or; (ii) the higher of two times its leverage ratio requirement or 6.75% of leverage exposures. However, the PRA will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL requirement than currently proposed. In addition, it is proposed that CET1 capital cannot be counted towards both MREL and the combined buffer requirement (CBR), meaning that the CBR will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and MREL.

Barclays’ indicative MREL requirement is currently expected to be 29.1% of RWAs from 1 January 2022 consisting of the following components:

●	Loss absorption and recapitalisation amounts consisting of 8% Pillar 1 and 4.3% Pillar 2A buffers respectively
●	Regulatory buffers including a 1.5% G-SII buffer, 2.5% CCB and 0.5% from the planned introduction of a 1% CCyB for the UK1

MREL ratios and position

MREL ratios	As at 30.09.18	As at 30.06.18	As at 31.12.17
CET1 capital2	13.2%	13.0%	13.3%
AT1 capital instruments and related share premium accounts	3.4%	2.8%	2.9%
Tier 2 (T2) capital instruments and related share premium accounts	2.1%	2.1%	2.1%
Term senior unsecured funding	9.4%	8.7%	6.8%
Total Barclays PLC (the Parent company) MREL ratio	28.1%	26.5%	25.0%
Qualifying AT1 capital (including minority interests) issued by subsidiaries3	0.8%	0.9%	1.1%
Qualifying T2 capital (including minority interests) issued by subsidiaries3	1.7%	1.8%	2.2%
Total MREL ratio, including eligible Barclays Bank PLC instruments	30.7%	29.2%	28.2%

MREL position	£bn	£bn	£bn
CET1 capital2	41.7	41.4	41.6
AT1 capital instruments and related share premium accounts	10.8	8.9	8.9
T2 capital instruments and related share premium accounts	6.6	6.6	6.5
Term senior unsecured funding	29.8	27.6	21.2
Total Barclays PLC (the Parent company) MREL position	89.0	84.5	78.2
Qualifying AT1 capital (including minority interests) issued by subsidiaries3	2.6	2.7	3.4
Qualifying T2 capital (including minority interests) issued by subsidiaries3	5.4	5.8	6.8
Total MREL position, including eligible Barclays Bank PLC instruments	97.0	93.0	88.4

Total RWAs2	316.2	319.3	313.0

1	2022 requirements subject to Bank of England review by the end of 2020.
2	CET1 capital and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.
3	Includes other AT1 capital regulatory adjustments and deductions of £0.1bn (December 2017: £0.1bn), and other T2 capital regulatory adjustments and deductions of £0.3bn (December 2017: £0.3bn).

Condensed Consolidated Financial Statements

Consolidated summary income statement
	Nine months ended	Nine months ended
	30.09.18	30.09.17
	£m	£m
Total income	16,063	16,054
Credit impairment charges and other provisions	(825)	(1,763)
Net operating income	15,238	14,291
Operating expenses excluding litigation and conduct	(10,003)	(10,263)
Litigation and conduct	(2,147)	(824)
Operating expenses	(12,150)	(11,087)
Other net income	32	244
Profit before tax	3,120	3,448
Tax charge	(977)	(1,102)
Profit after tax in respect of continuing operations	2,143	2,346
Loss after tax in respect of discontinued operation	-	(2,195)
Profit after tax	2,143	151

Attributable to:
Equity holders of the parent	1,470	(628)
Other equity instrument holders1	522	458
Total equity holders of the parent	1,992	(170)
Non-controlling interests in respect of continuing operations	151	181
Non-controlling interests in respect of discontinued operation	-	140
Profit after tax	2,143	151

Earnings per share1
Basic earnings/(loss) per ordinary share	9.4p	(3.0p)
Basic earnings per ordinary share in respect of continuing operations	9.4p	10.8p
Basic loss per ordinary share in respect of discontinued operation	-	(13.8p)

1
The profit after tax attributable to other equity instrument holders of £522m (Q317 YTD: £458m) is offset by a tax credit recorded in reserves of £141m (Q317 YTD: £125m). The net amount of £381m (Q317 YTD: £333m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

Consolidated summary balance sheet
	As at 30.09.18	As at 01.01.181
Assets	£m	£m
Cash and balances at central banks	168,887	171,082
Cash collateral and settlement balances	97,094	74,774
Loans and advances at amortised cost	328,865	317,188
Reverse repurchase agreements and other similar secured lending	4,893	597
Trading portfolio assets	124,598	114,173
Financial assets at fair value through the income statement	152,885	140,211
Derivative financial instruments	215,137	237,669
Financial assets at fair value through other comprehensive income	55,544	53,241
Investments in associates and joint ventures	728	699
Goodwill and intangible assets	7,877	7,849
Current tax assets	535	482
Deferred tax assets	4,275	4,084
Other assets	9,457	8,199
Assets included in disposal groups classified as held for sale	-	1,193
Total assets	1,170,775	1,131,441

Liabilities
Deposits at amortised cost	396,314	379,841
Cash collateral and settlement balances	88,940	65,925
Repurchase agreements and other similar secured borrowing	20,574	15,053
Debt securities in issue	79,472	73,314
Subordinated liabilities	20,710	23,826
Trading portfolio liabilities	47,197	37,351
Financial liabilities designated at fair value	225,353	220,083
Derivative financial instruments	213,755	238,345
Current tax liabilities	679	586
Deferred tax liabilities	63	44
Other liabilities	12,436	13,207
Total liabilities	1,105,493	1,067,575

Equity
Called up share capital and share premium	4,302	22,045
Other reserves	4,217	5,247
Retained earnings	43,807	25,522
Shareholders' equity attributable to ordinary shareholders of the parent	52,326	52,814
Other equity instruments	10,843	8,941
Total equity excluding non-controlling interests	63,169	61,755
Non-controlling interests	2,113	2,111
Total equity	65,282	63,866

Total liabilities and equity	1,170,775	1,131,441

1
The balance sheet presentation has been updated as a result of the adoption of new accounting policies on 1 January 2018. The comparatives are presented under the new accounting policies to aid comparability. For further details, refer to the Barclays PLC Interim 2018 Results Announcement at home.barclays/results.

Consolidated statement of changes in equity
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Nine months ended 30.09.18	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2017	22,045	8,941	5,383	27,536	63,905	2,111	66,016
Effects of changes in accounting policies1	-	-	(136)	(2,014)	(2,150)	-	(2,150)
Balance as at 1 January 2018	22,045	8,941	5,247	25,522	61,755	2,111	63,866
Profit after tax	-	522	-	1,470	1,992	151	2,143
Other comprehensive profit after tax for the period	-	-	(1,030)	(257)	(1,287)	-	(1,287)
Total comprehensive income for the period	-	522	(1,030)	1,213	705	151	856
Issue of new ordinary shares	88	-	-	-	88	-	88
Issue of shares under employee share schemes	42	-	-	326	368	-	368
Capital reorganisation2	(17,873)	-	-	17,873	-	-	-
Issue and exchange of equity instruments	-	1,925	-	-	1,925	-	1,925
Other equity instruments coupons paid	-	(522)	-	141	(381)	-	(381)
Treasury shares	-	-	-	(487)	(487)	-	(487)
Dividends paid	-	-	-	(768)	(768)	(147)	(915)
Other movements	-	(23)	-	(13)	(36)	(2)	(38)
Balance as at 30 September 2018	4,302	10,843	4,217	43,807	63,169	2,113	65,282

Three months ended 30.09.18
Balance as at 1 July 2018	22,144	8,938	4,532	25,441	61,055	2,113	63,168
Profit after tax	-	176	-	1,002	1,178	43	1,221
Other comprehensive profit after tax for the period	-	-	(330)	(213)	(543)	(1)	(544)
Total comprehensive income for the period	-	176	(330)	789	635	42	677
Issue of new ordinary shares	21	-	-	-	21	-	21
Issue of shares under employee share schemes	10	-	-	89	99	-	99
Capital reorganisation2	(17,873)	-	-	17,873	-	-	-
Issue and exchange of equity instruments	-	1,925	-	-	1,925		1,925
Other equity instruments coupons paid	-	(176)	-	48	(128)	-	(128)
Treasury shares	-	-	15	(3)	12	-	12
Dividends paid	-	-	-	(427)	(427)	(41)	(468)
Other movements	-	(20)	-	(3)	(23)	(1)	(24)
Balance as at 30 September 2018	4,302	10,843	4,217	43,807	63,169	2,113	65,282

	As at 30.09.18	As at 01.01.181
Other reserves	£m	£m
Currency translation reserve	3,532	3,054
Fair value through other comprehensive income reserve	(463)	228
Cash flow hedging reserve	410	1,161
Own credit reserve	(245)	(179)
Other reserves and treasury shares	983	983
Total other reserves	4,217	5,247

1
The balance sheet presentation has been updated as a result of the adoption of new accounting policies on 1 January 2018. The comparatives are presented under the new accounting policies to aid comparability. For further details, refer to the Barclays PLC Interim 2018 Results Announcement at home.barclays/results.

2
On 11 September 2018, the High Court of Justice in England and Wales confirmed the cancellation of the share premium account of Barclays PLC, with the balance of £17,873m credited to retained earnings.

Barclays PLC Parent Company

Summary balance sheet

	As at 30.09.18	As at 31.12.17
Assets	£m	£m
Investment in subsidiaries	57,580	39,354
Loans and advances to subsidiaries	29,977	23,970
Financial assets at fair value through the income statement	4,656	4,782
Derivative financial instruments	101	161
Other assets	239	202
Total assets	92,553	68,469

Liabilities
Deposits at amortised cost	583	500
Subordinated liabilities	6,717	6,501
Debt securities in issue	29,780	22,110
Other liabilities	102	153
Total liabilities	37,182	29,264

Equity
Called up share capital	4,282	4,265
Share premium account	20	17,780
Other equity instruments	10,866	8,943
Other reserves	394	480
Retained earnings	39,809	7,737
Total equity	55,371	39,205

Total liabilities and equity	92,553	68,469

Investment in subsidiaries

The investment in subsidiaries of £57,580m (December 2017: £39,354m) predominantly relates to investments made into Barclays Bank PLC, Barclays Bank UK PLC and £10,918m (December 2017: £8,986m) of AT1 securities. The increase of £18,226m during the period was predominantly driven by the £14,025m holding in Barclays Bank UK PLC, a £2,000m capital injection into Barclays Bank PLC and an additional $2,500m AT1 holding.

Loans and advances to subsidiaries, subordinated liabilities and debt securities in issue

In the nine months ended 30 September 2018, Barclays PLC issued $4,500m of Fixed and Floating Rate Senior Notes, €1,805m Fixed Rate Senior Notes, £1,500m Fixed Rate Senior Notes, ¥147,600m Fixed Rate Bonds, AUD 600m Fixed and Floating Rate Senior Debt and CHF175m Fixed Rate Senior Debt included within the debt securities in issue balance of £29,780m (December 2017: £22,110m).

Share premium

On 11 September 2018, the High Court of Justice in England and Wales confirmed the cancellation of the share premium account of Barclays PLC, with the balance of £17,873m credited to retained earnings.

Other equity instruments and other reserves

Other equity instruments comprise of AT1 securities issued by Barclays PLC. In the third quarter Barclays PLC issued a $2,500m AT1 security. Following the adoption of IFRS 9 on 1 January 2018, the available for sale reserve of £86m has been transferred to retained earnings.

Retained earnings

Following the capital reorganisation and receipt of a dividend in specie from Barclays Bank PLC representing its holding in Barclays Bank UK PLC, retained earnings have increased from £7,737m to £39,809m in the period.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in the subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Barclays Group subsidiaries such as the Group Service Company and the US Intermediate Holding Company (IHC). In June 2018 the Bank of England published its updated statement of policy on “The Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL)”. Accordingly, during the course of the second half of 2018 Barclays expects to restructure certain investments in subsidiaries, including to subordinate internal MREL beneath operating liabilities, to the extent required to achieve compliance with internal MREL requirements which will be in effect from 1 January 2019.

Appendix: Non-IFRS Performance Measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.0% (2017: 12.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 39.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 39.

Cost: income ratio	Operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 24.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 23.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 46.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 40 to 46.

Returns

Return on average tangible equity is calculated as annualised profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2017: 12.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Barclays Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Attributable profit/(loss)	Tax credit in respect of interest payments on other equity instruments	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Nine months ended 30.09.18	£m	£m	£m	£bn	%
Barclays UK	926	31	957	10.0	12.7
Corporate and Investment Bank	1,769	96	1,865	26.0	9.6
Consumer, Cards and Payments	744	11	755	4.9	20.7
Barclays International	2,513	107	2,620	30.9	11.3
Head Office	(1,969)	3	(1,966)	3.2	n/m
Barclays Group	1,470	141	1,611	44.1	4.9

Nine months ended 30.09.17
Barclays UK	608	27	635	9.0	9.4
Corporate and Investment Bank	1,423	73	1,496	23.8	8.4
Consumer, Cards and Payments	592	13	605	4.2	19.3
Barclays International	2,015	86	2,101	28.0	10.0
Head Office1	(497)	2	(495)	9.0	n/m
Barclays Non-Core	(419)	10	(409)	3.2	n/m
Africa Banking discontinued operation1	(2,335)	-	(2,335)	n/m	n/m
Barclays Group	(628)	125	(503)	49.2	(1.4)

1	Average allocated tangible equity for Africa Banking is included within Head Office.

Performance measures excluding litigation and conduct

	Nine months ended 30.09.18
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Operating expenses	(3,429)	(5,303)	(1,674)	(6,977)	(1,744)	(12,150)
Impact of litigation and conduct	468	45	49	94	1,585	2,147
Operating expenses excluding litigation and conduct	(2,961)	(5,258)	(1,625)	(6,883)	(159)	(10,003)

Total income	5,520	7,614	3,191	10,805	(262)	16,063

Cost: income ratio excluding litigation and conduct	54%	69%	51%	64%	n/m	62%

Profit before tax
Profit/(loss) before tax	1,566	2,508	1,052	3,560	(2,006)	3,120
Impact of litigation and conduct	468	45	49	94	1,585	2,147
Profit/(loss) before tax excluding litigation and conduct	2,034	2,553	1,101	3,654	(421)	5,267

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	926	1,769	744	2,513	(1,969)	1,470
Post-tax impact of litigation and conduct	460	36	36	72	1,542	2,074
Attributable profit/(loss) excluding litigation and conduct	1,386	1,805	780	2,585	(427)	3,544
Tax credit in respect of interest payments on other equity instruments	31	96	11	107	3	141
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,417	1,901	791	2,692	(424)	3,685

Return on average tangible shareholders' equity
Average tangible shareholders' equity (£bn)	10.0	26.0	4.9	30.9	3.2	44.1

Return on average tangible shareholders' equity excluding litigation and conduct	18.9%	9.7%	21.7%	11.6%	n/m	11.1%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,074

Basic earnings per ordinary share excluding litigation and conduct						21.6p

	Nine months ended 30.09.17
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group1
Cost: income ratio	£m	£m	£m	£m	£m	£m
Operating expenses	(3,619)	(5,358)	(1,549)	(6,907)	(277)	(11,087)
Impact of litigation and conduct	706	12	2	14	76	824
Operating expenses excluding litigation and conduct	(2,913)	(5,346)	(1,547)	(6,893)	(201)	(10,263)

Total income	5,513	7,626	3,437	11,063	8	16,054

Cost: income ratio excluding litigation and conduct	53%	70%	45%	62%	n/m	64%

Profit before tax
Profit/(loss) before tax	1,295	2,308	961	3,269	(469)	3,448
Impact of litigation and conduct	706	12	2	14	76	824
Profit/(loss) before tax excluding litigation and conduct	2,001	2,320	963	3,283	(393)	4,272

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	608	1,423	592	2,015	(497)	(628)
Post-tax impact of litigation and conduct	696	9	1	10	73	799
Attributable profit/(loss) excluding litigation and conduct	1,304	1,432	593	2,025	(424)	171
Tax credit in respect of interest payments on other equity instruments	27	73	13	86	2	125
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,331	1,505	606	2,111	(422)	296

Return on average tangible shareholders' equity
Average tangible shareholders' equity (£bn)	9.0	23.8	4.2	28.0	9.0	49.2

Return on average tangible shareholders' equity excluding litigation and conduct	19.8%	8.4%	19.4%	10.1%	n/m	0.8%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						16,994

Basic earnings per ordinary share excluding litigation and conduct						1.7p

1	Barclays Group results also included Barclays Non-Core and the Africa Banking discontinued operation for the nine months ended 30 September 2017.

Barclays Group
	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)	(4,113)	(3,619)	(4,319)
Impact of litigation and conduct	105	81	1,961	383	81	715	28	97
Operating expenses excluding litigation and conduct	(3,329)	(3,310)	(3,364)	(3,986)	(3,274)	(3,398)	(3,591)	(4,222)

Total income	5,129	5,576	5,358	5,022	5,173	5,058	5,823	4,992

Cost: income ratio excluding litigation and conduct	65%	59%	63%	79%	63%	67%	62%	85%

Profit before tax
Profit/(loss) before tax	1,461	1,895	(236)	93	1,107	659	1,682	330
Impact of litigation and conduct	105	81	1,961	383	81	715	28	97
Profit before tax excluding litigation and conduct	1,566	1,976	1,725	476	1,188	1,374	1,710	427

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	1,002	1,232	(764)	(1,294)	583	(1,401)	190	99
Post-tax impact of litigation and conduct	85	59	1,930	351	77	703	19	52
Attributable profit/(loss) excluding litigation and conduct	1,087	1,291	1,166	(943)	660	(698)	209	151
Tax credit in respect of interest payments on other equity instruments	48	47	46	49	43	44	38	39
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,135	1,338	1,212	(894)	703	(654)	247	190

Return on average tangible shareholders' equity
Average tangible shareholders' equity (£bn)	44.6	43.5	44.2	48.1	48.9	49.3	49.4	48.9

Return on average tangible shareholders' equity excluding litigation and conduct	10.2%	12.3%	11.0%	(7.4%)	5.7%	(5.3%)	2.0%	1.6%

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,074	17,067	17,037	16,996	16,994	16,989	16,924	16,860

Basic earnings/(loss) per ordinary share excluding litigation and conduct	6.6p	7.8p	7.1p	(5.3p)	4.1p	(3.8p)	1.5p	1.1p

Barclays UK
	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(1,042)	(971)	(1,416)	(1,229)	(991)	(1,673)	(955)	(1,065)
Impact of litigation and conduct	54	3	411	53	11	699	(4)	28
Operating expenses excluding litigation and conduct	(988)	(968)	(1,005)	(1,176)	(980)	(974)	(959)	(1,037)

Total income	1,896	1,836	1,788	1,870	1,852	1,820	1,841	1,828

Cost: income ratio excluding litigation and conduct	52%	53%	56%	63%	53%	54%	52%	57%

Profit before tax
Profit/(loss) before tax	740	656	170	452	661	(74)	708	583
Impact of litigation and conduct	54	3	411	53	11	699	(4)	28
Profit before tax excluding litigation and conduct	794	659	581	505	672	625	704	611

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	500	464	(38)	245	423	(285)	470	383
Post-tax impact of litigation and conduct	48	1	411	37	8	691	(3)	(3)
Attributable profit excluding litigation and conduct	548	465	373	282	431	406	467	380
Tax credit in respect of interest payments on other equity instruments	10	9	12	13	9	9	9	7
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	558	474	385	295	440	415	476	387

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	10.1	10.1	9.8	9.6	9.4	8.7	8.9	8.6

Return on average allocated tangible equity excluding litigation and conduct	22.0%	18.8%	15.7%	12.3%	18.7%	19.1%	21.5%	18.0%

Barclays International
	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)	(2,272)	(2,448)	(2,798)
Impact of litigation and conduct	32	47	15	255	5	(4)	13	17
Operating expenses excluding litigation and conduct	(2,277)	(2,306)	(2,300)	(2,693)	(2,182)	(2,276)	(2,435)	(2,781)

Total income	3,290	3,707	3,808	3,319	3,315	3,610	4,138	3,592

Cost: income ratio excluding litigation and conduct	69%	62%	60%	81%	66%	63%	59%	77%

Profit before tax
Profit before tax	850	1,297	1,413	6	652	1,261	1,356	373
Impact of litigation and conduct	32	47	15	255	5	(4)	13	17
Profit before tax excluding litigation and conduct	882	1,344	1,428	261	657	1,257	1,369	390

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	650	890	973	(1,168)	359	819	837	43
Post-tax impact of litigation and conduct	26	34	12	250	4	(3)	9	14
Attributable profit/(loss) excluding litigation and conduct	676	924	985	(918)	363	816	846	57
Tax credit in respect of interest payments on other equity instruments	37	36	34	34	32	27	27	23
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	713	960	1,019	(884)	395	843	873	80

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	31.1	31.4	30.1	28.5	28.9	27.4	27.7	26.6

Return on average allocated tangible equity excluding litigation and conduct	9.2%	12.2%	13.6%	(12.4%)	5.5%	12.3%	12.6%	1.2%

Corporate and Investment Bank
	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Profit/(loss) before tax	498	835	1,175	(252)	593	925	790	155
Impact of litigation and conduct	32	-	13	255	5	(4)	11	15
Profit before tax excluding litigation and conduct	530	835	1,188	3	598	921	801	170

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	397	567	805	(1,256)	340	623	460	(86)
Post-tax impact of litigation and conduct	25	-	10	250	4	(3)	8	13
Attributable profit/(loss) excluding litigation and conduct	422	567	815	(1,006)	344	620	468	(73)
Tax credit in respect of interest payments on other equity instruments	34	33	29	29	28	22	23	20
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	456	600	844	(977)	372	642	491	(53)

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	25.9	26.4	25.6	24.3	24.8	23.3	23.5	22.6

Return on average allocated tangible equity excluding litigation and conduct	7.0%	9.1%	13.2%	(16.1%)	6.0%	11.1%	8.3%	(0.9%)

Consumer, Cards and Payments

Profit before tax
Profit before tax	352	462	238	258	59	336	566	218
Impact of litigation and conduct	-	47	2	-	-	-	2	2
Profit before tax excluding litigation and conduct	352	509	240	258	59	336	568	220

Profit attributable to ordinary equity holders of the parent
Attributable profit	253	323	168	88	19	196	377	129
Post-tax impact of litigation and conduct	1	34	2	-	-	-	1	1
Attributable profit excluding litigation and conduct	254	357	170	88	19	196	378	130
Tax credit in respect of interest payments on other equity instruments	3	3	5	5	4	5	4	3
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	257	360	175	93	23	201	382	133

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	5.2	5.0	4.5	4.2	4.2	4.1	4.2	4.0

Return on average allocated tangible equity excluding litigation and conduct	19.9%	28.9%	15.7%	9.0%	2.2%	19.4%	36.5%	13.3%

Head Office
	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
(Loss)/profit before tax	(129)	(58)	(1,819)	(365)	(206)	(122)	(141)	162
Impact of litigation and conduct	19	31	1,535	75	65	1	10	1
(Loss)/profit before tax excluding litigation and conduct	(110)	(27)	(284)	(290)	(141)	(121)	(131)	163

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(148)	(122)	(1,699)	(371)	(199)	(175)	(123)	223
Post-tax impact of litigation and conduct	11	24	1,507	64	65	1	7	1
Attributable (loss)/profit excluding litigation and conduct	(137)	(98)	(192)	(307)	(134)	(174)	(116)	224

Tangible net asset value
	As at 30.09.18	As at 30.06.18	As at 31.12.17
	£m	£m	£m
Total equity excluding non-controlling interests	63,169	61,055	63,905
Other equity instruments	(10,843)	(8,938)	(8,941)
Goodwill and intangibles	(7,877)	(7,871)	(7,849)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	44,449	44,246	47,115

	m	m	m
Shares in issue	17,127	17,110	17,060

	p	p	p
Tangible net asset value per share	260	259	276

Shareholder Information

Results timetable1			Date
2018 Full Year Results and Annual Report			21 February 2019

				% Change3
Exchange rates2	30.09.18	30.06.18	30.09.17	30.06.18	30.09.17
Period end - USD/GBP	1.30	1.32	1.34	(2%)	(3%)
YTD average - USD/GBP	1.35	1.38	1.28	(2%)	5%
3 month average - USD/GBP	1.30	1.36	1.31	(4%)	(1%)
Period end - EUR/GBP	1.12	1.13	1.14	(1%)	(2%)
YTD average - EUR/GBP	1.13	1.14	1.15	(1%)	(2%)
3 month average - EUR/GBP	1.12	1.14	1.11	(2%)	1%

Share price data
Barclays PLC (p)	171.78	189.00	193.35
Barclays PLC number of shares (m)	17,127	17,110	17,043

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that this date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Notes

The terms Barclays or Barclays Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2018 to the corresponding nine months of 2017 and balance sheet analysis as at 30 September 2018 with comparatives relating to 31 December 2017 and 30 September 2017. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the date these interim results were approved.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.

The information in this announcement, which was approved by the Board of Directors on 23 October 2018, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2017, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website at home.barclays/results and from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Barclays Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 38 to 46 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the implementation of IFRS 9, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the United Kingdom from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Group’s control. As a result, the Barclays Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2017), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.